SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant's name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

April 9, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

Regarding the Offering of Shares to Be Issued through Third-Party Allotment in Accordance with an Additional Contribution to Employee Stock Ownership Plan (J-ESOP)

TOKYO--April 9, 2018--LINE Corporation (NYSE:LN) (TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; “the Company”) announces as follows that it passed a resolution at today's meeting of the Board of Directors to conduct an offering of shares by means of a third-party allotment (the “Third-Party Allotment”), in accordance with the trust added to its Employee Stock Ownership Plan (J-ESOP) (hereinafter the "Plan," and the trust related to the Plan as set forth under the Trust Agreement entered into with Mizuho Trust & Banking Co., Ltd., hereinafter referred to as the "Trust") for employees (hereinafter "Relevant Employees") of the Company and its certain subsidiaries, etc. (hereinafter “Relevant Subsidiaries”).

1. Overview of the offering

(1) Payment date	Wednesday April 25, 2018
(2) Type and number of shares to be issued	1,172,332 shares of common stock
(3) Issue price	4,265 yen per share
(4) Total issue price	4,999,995,980 yen
(5) Prospective Allottee	Trust & Custody Services Bank, Ltd. (Trust E)
(6) Other	The offering is subject to notification in accordance with the Financial Instruments and Exchange Act being effective.

2. Purpose and reasons for the offering

The Company resolved to introduce the Plan at a meeting of the Board of Directors held on February 23, 2017 and June 26, 2017. The Plan is a system for providing Company shares to Relevant Employees who have met certain conditions, based on the Regulations on Stock Compensation previously set forth by the Company. The Company grants Relevant Employees points depending on the degree of their individual contributions, and then grants Company shares equivalent to such granted points once their rights have vested through fulfilling certain conditions set forth in the Regulations for the Provision of Shares. The stocks and other assets granted to Relevant Employees shall be acquired from funds placed in advance in the Trust (including future amounts), and shall be managed separately as trust assets.

The Company anticipates that implementing the Plan will contribute to increasing Relevant Employees' interest in improving the stock price and company performance, and lead to them being motivated in how they approach their duties. The Company intends to continue granting stocks and other assets to Relevant Employees going forward by continuing the Plan, and this additional contribution of funds is being conducted primarily to secure vesting funds for the Trust.

The new shares to be issued through the Third-Party Allotment will be allotted to Trust & Custody Services Bank, Ltd. (Trust E) (the successor trustee entrusted by Mizuho Trust & Banking Co., Ltd., the trustee for the Plan) that is in charge of holding and disposing of the Company’s shares and is established upon continuance of the Plan.

The number of shares to be issued through the Third-Party Allotment corresponds to the number of shares expected to be granted to Relevant Employees in the three years going forward; and it will be 0.49% of the total issued and outstanding shares (238,785,310 shares) as of March 31, 2018 (rounded off to two decimal places) and 0.49% of the total voting rights (2,387,717voting rights) as of March 31, 2018 (rounded off to two decimal places).

3. Overview of additional trust

(1)	Type of Trust	Trust of money other than monetary trust (third-party trust)
(2)	Purpose of Trust	To provide shares of the Company and other assets to beneficiaries, in accordance with the Regulations on Stock Compensation
(3)	Trustor	The Company
(4)	Trustee	Mizuho Trust & Banking Co., Ltd. Mizuho Trust & Banking Co., Ltd. will conclude a comprehensive trust agreement with Trust & Custody Services Bank, Ltd., which will become the successor trustee.
(5)	Beneficiaries	Persons who have acquired the right to receive assets pursuant to the provisions of the Regulations on Stock Compensation
(6)	Additional Trust Agreement Date	April 25, 2018 (Wednesday) (tentative)
(7)	Additional Trust Date:	April 25, 2018 (Wednesday) (tentative)
(8)	Additional Trust Amount:	JPY 4,999,995,980
(9)	Share Acquisition Date	April 25, 2018 (Wednesday) (tentative)
(10)	Share Acquisition Method	Share issuance through third-party allocation

a)	When enacting the Plan, the Company or Relevant Subsidiaries will establish the Regulations on Stock Compensation.
b)
The Company places funds in a trust (third-party trust) through the trust bank for the advance purchase of stock to be distributed to Relevant Employees in the future, in accordance with the Regulations on Stock Compensation.

c)	The trust bank purchases the Company’s stock with the entrusted funds.
d)	The Company or Relevant Subsidiaries grant points to each Relevant Employee in accordance with the Regulations on Stock Compensation.
e)	The Company’s employee assumes the position of the trust administrator, and the trust bank exercises voting rights in accordance with instructions received from such trust administrator.
f)	After acquiring beneficiary rights, a Relevant Employee receives the Company’s stock and/or cash that corresponds to his or her accumulated points from the trust bank.

4. Basis for calculation of issue price and details thereof

In order to determine the issue price non-arbitrarily, the Company set the issue price at 4,265 yen, the closing price of the Company’s common stock traded on Tokyo Stock Exchange, Inc., on the business day immediately preceding the Board of Directors meeting at which the resolution for the Third-Party Allotment was passed (April 6, 2018). The reason for adopting the closing price of the Company’s common stock traded on the Tokyo Stock Exchange on the business day immediately preceding the resolution at the Board of Directors meeting is because the Company considers that it is reasonable and it appropriately reflects the Company’s value at the stock market.

The issue price of 4,265 yen is equal to (i) the average of the closing prices (4,191 yen, any fraction less than one yen is rounded off) of the Company’s stock during the one month starting from the business day immediately preceding the date of resolution at the board meeting multiplied by 101.77%.; (ii) the average of the closing prices (4,513 yen, any fraction less than one yen is rounded off) of the Company’s stock during the three months starting from the business day immediately preceding the date of resolution at the board meeting multiplied by 94.50%, and (iii) the average of the closing prices (4,595 yen, any fraction less than one yen is rounded off) of the Company’s stock during the six months starting from the business day immediately preceding the date of resolution at the board meeting multiplied by 92.82%.  Taking these into consideration, the Company believes that the issue price for the Third-Party Allotment is not especially favorable to the prospective allottee and is reasonable.

Regarding the issue price stated above, 3 Corporate Auditors (2 of which are outside Corporate Auditors) have expressed their opinion that the price is not especially favorable to the prospective allottee at the time of the board meeting.

5. Procedures under the Business Code of Conduct

Since the Third-Party Allotment (i) results in share dilution of less than 25%, and (ii) does not cause a change in controlling shareholder, obtaining an opinion from an independent third party and confirming the intention of the shareholders as set forth in Article 432 of the Securities Listing Regulations established by the Tokyo Stock Exchange, Inc. are not required.